Exhibit 99.1

Borr Drilling Limited – Notification of PDMR trades

Borr Drilling Limited (the “Company”) has today received trade notifications from the following persons discharging managerial responsibilities (“PDMRs”) as defined by the Market Abuse Regulation in their capacity as directors and officers:

Director and Vice Chairman Tor Olav Trøim has purchased 200,000 shares on NYSE at a price of USD 0.7938 per share. Following the purchase, Mr. Trøim and his affiliated parties represent an ownership of 17,757,269 shares in the Company.

Patrick Schorn, Chief Executive Officer of Borr Drilling has purchased 100,000 shares on NYSE at a price of USD 0.8030 per share. Following the purchase, Mr. Schorn, with close associates, owns 1,600,000 shares in the Company.

Magnus Vaaler, Chief Financial Officer of Borr Drilling has purchased 25,000 shares at a price of NOK 6.9826 per share on the Oslo Stock Exchange. Following the purchase, Mr. Vaaler, with close associates, owns 110,000 shares in the Company.

July 8, 2021
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to 5-12 of the Norwegian Securities Trading Act and article 19 of the Regulation EU 596/2014 (Market Abuse Regulation).